                                                                    EXHIBIT 12.1

                              USA EDUCATION, INC.

        RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

                             (DOLLARS IN THOUSANDS)

                                                                                                         SIX MONTHS ENDED
                                                            YEARS ENDED DECEMBER 31,                          JUNE 30,
                                           ---------------------------------------------------------   ---------------------
                                             1995        1996        1997        1998        1999        1999        2000
                                           ---------   ---------   ---------   ---------   ---------   ---------   ---------
Pre-tax income from continuing operations
  before adjustment for minority
  interests in consolidated
  subsidiaries...........................  $  504,897  $  600,327  $  759,748  $  750,131  $  751,652   $  355,285  $  415,795
    Add: Fixed charges...................   3,039,522   2,600,048   2,544,584   1,948,995   2,140,588      954,888   1,324,488
    Less: Other adjustments..............      (2,421)       (711)         --          --          --           --          --
    Less: Preferred dividends............     (16,452)    (16,452)    (18,428)    (23,998)    (25,803)     (11,654)    (21,234)
                                           ----------  ----------  ----------  ----------  ----------   ----------  ----------
  Total earnings.........................  $3,525,546  $3,183,212  $3,285,904  $2,675,128  $2,866,437   $1,298,519  $1,719,049
                                           ==========  ==========  ==========  ==========  ==========   ==========  ==========
Fixed charges
    Interest expenses....................  $3,020,649  $2,582,885  $2,526,156  $1,924,997  $2,114,785   $  943,234  $1,303,254
    Preferred dividends..................      16,452      16,452      18,428      23,998      25,803       11,654      21,234
    Other adjustments....................       2,421         711          --          --          --           --          --
                                           ----------  ----------  ----------  ----------  ----------   ----------  ----------
Total fixed charges......................  $3,039,522  $2,600,048  $2,544,584  $1,948,995  $2,140,588   $  954,888  $1,324,488
                                           ==========  ==========  ==========  ==========  ==========   ==========  ==========
Ratio of earnings to fixed charges and
  preferred stock dividends..............        1.16        1.22        1.29        1.37        1.34         1.36        1.30
                                           ==========  ==========  ==========  ==========  ==========   ==========  ==========
Ratio of earnings to fixed charges.......        1.16        1.23        1.29        1.38        1.34         1.36        1.30
                                           ==========  ==========  ==========  ==========  ==========   ==========  ==========


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For purposes of the "earnings" computation, "other adjustments" includes capitalized interest cost.

For purposes of the "fixed charges" computation, "other adjustments" includes capitalized interest cost.